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                              May 24, 2024

       Kate Bueker
       Chief Financial Officer
       HubSpot, Inc.
       Two Canal Park
       Cambridge, MA 02141

                                                        Re: HubSpot, Inc.
                                                            10-K filed February
14, 2024
                                                            File No. 001-36680

       Dear Kate Bueker :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to Consolidated Financial Statements
       Note 2. Summary of Significant Accounting Policies
       Investments, page 75

   1. Please tell us and revise future filings to clarify how your impairment policy for debt investments classified
as available-for-sale securities complies with the guidance in ASC
                                                        326-30-35. In this
regard, we note your policy involves making a determination as to whether the unrealized
loss is other-than-temporary. Provide us with your analysis of the materiality of the
impact from any correction of your policy.
       Leases, page 77

   2. You indicate that operating lease liabilities and related expenses are recorded as incurred for short-term leases.
Please tell us and revise future filings to clarify how your policy complies with the
guidance in ASC 842-20-25-2 that, although variable lease payments should be recognized as
incurred, lease payments should be recognized on a straight-line basis over the lease
term.
 Kate Bueker
HubSpot, Inc.
May 24, 2024
Page 2
3. We note your disclosure that the net present value of future lease payments is determined
      using the Company   s incremental borrowing rate because your operating
leases do not
      provide an implicit rate. Tell us how your determination of the discount rate for the lease complies with the guidance in ASC 842-20-30-3. That is, even though your operating leases do not provide an implicit rate, explain whether the rates implicit in any of your leases are readily determinable from information provided in the lease. Stock-Based Compensation, page 80

4. We note your disclosure that stock-based compensation costs for awards with performance conditions is recognized on the graded vesting attribution method over the requisite service period. Please tell us and disclose in future filings what consideration was given to the guidance in ASC 718-10-30-28 that compensation costs for awards with performance conditions should be recognized if and when it is probable that the performance target will be achieved.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
with any questions.



                                                            Sincerely,
FirstName LastNameKate Bueker
                                                            Division of
Corporation Finance
Comapany NameHubSpot, Inc.
                                                            Office of
Technology
May 24, 2024 Page 2
cc:       Alyssa Harvey Dawson
FirstName LastName